UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

VOLCANO CORPORATION

(Name of Subject Company)

VOLCANO CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928645100

(CUSIP Number of Class of Securities)

R. Scott Huennekens

President and Chief Executive Officer

Volcano Corporation

3721 Valley Centre Drive, Suite 500

San Diego, California 92130

(858) 228-4728

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Schedule 14D-9 and Amendment Nos. 1, 2, 3 and 4 to the Schedule 14D-9 previously filed by Volcano Corporation, a Delaware corporation (“Volcano”), with the Securities and Exchange Commission on December 30, 2014, January 13, 2015, January 16, 2015, January 22, 2015 and January 29, 2015, respectively, relating to the offer by Clearwater Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Philips Holding USA Inc., a Delaware corporation, to purchase all the outstanding shares of Volcano’s common stock, $0.001 par value per share, at a price of $18.00 per share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2014, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 2.	Identity and Background of Filing Person.

Item 2, section (b) of the Schedule 14D-9 is hereby amended and supplemented by deleting the first full paragraph on page 2 under the heading “Tender Offer” and replacing it with the following paragraph:

“The initial expiration date of the Offer is at 9:00 A.M., Eastern time, on February 17, 2015, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The disclosure under the heading “Foreign Antitrust Compliance” on page 39 of the Schedule 14D-9 is amended and supplemented by adding the following paragraph after the last paragraph thereof:

“As of 12:00 midnight, Eastern Time, on February 5, 2015, the condition (the “Taiwan Regulatory Condition”) to the tender offer regarding the clearance by the Taiwan Fair Trade Commission pursuant to Article 11 of the Fair Trade Act of Taiwan had not been satisfied. Purchaser currently expects the Taiwan Regulatory Condition to be satisfied on or prior to midnight, Taiwan Time, on February 14, 2015 (one minute after 11:59 P.M., Taiwan Time, on February 13, 2015). All other applicable regulatory clearances have already been satisfied.”

The following additional information is added after the second to last paragraph of Item 8 of the Schedule 14D-9, immediately before the section entitled “Cautionary Note Regarding Forward-Looking Statements”:

“Extension of Initial Offering Period

On February 5, 2015, Philips issued a press release announcing the extension of the initial expiration date of the Offer to February 17, 2015. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Press Release issued by Royal Philips, dated February 5, 2015 (incorporated by reference to Exhibit (a)(5)(xiii) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLCANO CORPORATION

By:	/s/ JOHN T. DAHLDORF
Name:	John T. Dahldorf
Title:	Chief Financial Officer

Dated: February 5, 2015